UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

EXTERRAN CORPORATION
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

30227H106
 (CUSIP Number)

Joseph Miron, Esq.
Equity Group Investments
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
(312) 454-1800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 29, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 30227H106		Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
CHAI TRUST COMPANY, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,631,691

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,631,691

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,631,691

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.02%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D

CUSIP No: 30227H106		Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
EGI-FUND B, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,849,806

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,849,806

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,849,806

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.60%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D

Page 4 of 9 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:
This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the common stock, par value $0.01 per share (“Common Stock”) of Exterran Corporation, a Delaware corporation (the “Issuer”) whose principal executive office is located at 11000 Equity Drive, Houston, Texas 77041.  This Amendment No. 3 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on March 10, 2016, as amended by Amendment No. 1 on November 14, 2018, and Amendment No. 2 on December 17, 2018 (collectively, the “Schedule 13D”).  All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by the information contained herein, and only those items amended are reported herein.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c) This Statement relates to Common Stock held directly by: EGI-Fund (05-07) Investors, L.L.C., a Delaware limited liability company (“Fund 05-07”); EGI-Fund (08-10) Investors, L.L.C., a Delaware limited liability company (“Fund 08-10”); EGI-Fund (11-13) Investors, L.L.C., a Delaware limited liability company (“Fund 11-13”); EGI-Fund B, L.L.C., a Delaware limited liability company (“Fund B”); and EGI-Fund C, L.L.C., a Delaware limited liability company (“Fund C”).  Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”), is the non-member manager of Fund 05-07, Fund 08-10 and Fund 11-13 and the managing member of Fund B and Fund C.  In such capacity, Chai Trust may be deemed to beneficially own the shares of Common Stock held directly by Fund 05-07, Fund 08-10, Fund 11-13, Fund B and Fund C.  Chai Trust and Fund B are sometimes collectively referred to herein as the “Reporting Persons.”  None of Fund 05-07, Fund 08-10, Fund 11-13 or Fund C is a Reporting Person on the basis that none directly holds more than five percent of the shares of Common Stock.

The executive officers of Fund B are as follows:

Samuel Zell	President. Mr. Zell is also Chairman and Chief Executive Officer of the Equity Group Investments division of Chai Trust (“EGI”).

Mark Sotir	Vice President. Mr. Sotir is also President and Chief Investment Officer of EGI and serves as Executive Chairman of the Issuer’s board of directors.

Joseph Miron	Vice President and Secretary.

Philip G. Tinkler	Vice President and Treasurer.

The officers and senior managing directors of Chai Trust are as follows:

Scott R. Peppet	President and Senior Managing Director.

Mark Sotir
Chief Operating Officer, Vice President and Senior Managing Director.  Mr. Sotir is also President and Chief Investment Officer of EGI and serves as Executive Chairman of the Issuer’s board of directors.

SCHEDULE 13D

Page 5 of 9 Pages

Joseph Miron	Chief Legal Officer.

Philip G. Tinkler	Chief Financial Officer.

James Bunegar	Compliance Officer, Assistant Trust Officer and Treasurer.

Robert M. Levin
Senior Trust Officer and Senior Managing Director. Mr. Levin is also of counsel in the law firm Levin, Schreder & Carey, Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

Lucille McFarland	Controller and Assistant Secretary.

Carleen L. Schreder	Secretary. Ms. Schreder is also a partner in the law firm Levin, Schreder & Carey, Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

Thomas P. Heneghan	Senior Managing Director. Mr. Heneghan is also the Chief Executive Officer of Equity International, a private equity firm.

David J. Contis	Senior Managing Director. Mr. Contis is also a Principal at Agora Advisors, Inc., whose address is 5421 Kietzke Lane, Suite 100, Reno NV 89511.

JoAnn Zell	Senior Managing Director. Ms. Zell is also a physician.

Matthew Zell	Senior Managing Director. Mr. Zell is also a high school teacher.

Suzanne Campion	Senior Managing Director. Ms. Campion is also an executive recruiter.

The business address of Samuel Zell, Mark Sotir, Joseph Miron, Philip G. Tinkler, Scott R. Peppet, James Bunegar, Lucille McFarland, Thomas P. Heneghan, JoAnn Zell, Matthew Zell, Suzanne Campion, and each Reporting Person is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e) No Reporting Person has, and to the best knowledge of any such Reporting Person, no officer or director listed in this Item 2 has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)  Chai Trust is a limited liability company incorporated in Illinois.  Fund B is a limited liability company incorporated in Delaware.  All of the officers and directors listed in this Item 2 are United States citizens.

SCHEDULE 13D

Page 6 of 9 Pages

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

For purposes of Section 203 of the Delaware General Corporation Law (the “DGCL”), the Issuer’s Board of Directors (the “Board”) approved on February 28, 2020 the purchase by Chai Trust or funds managed by or affiliated with Chai Trust (the “Chai Trust Funds”) of additional shares of Common Stock.  This approval for purposes of Section 203 of the DGCL terminates if Chai Trust and its controlled affiliates do not collectively acquire beneficial ownership of more than 15% of the outstanding Common Stock prior to March 1, 2021.

In connection with this pre-approval, on February 29, 2020, Chai Trust entered into an agreement with the Issuer (the “Section 203 Agreement”) pursuant to which Chai Trust agreed that from February 29, 2020 until the termination of the Section 203 Agreement and subject to certain exceptions, it shall not, and shall cause its current and future controlled affiliates not to (Chai Trust and such controlled affiliates being referred to as the “Prohibited Persons”), directly or indirectly:

•
acquire, propose or agree to acquire, by purchase or otherwise, shares of Common Stock if such acquisition would result in the Prohibited Persons collectively having beneficial ownership of more than 24.99% of the then outstanding shares of Common Stock, subject to exceptions for acquisitions by way of stock dividends or other distributions by the Issuer and for certain permitted acquisition transactions that are approved by the Board;

•	form or join any group with respect to the Common Stock other than a group, if any, consisting solely of Prohibited Persons;

•	deposit any Common Stock in a voting trust or subject any Common Stock to any voting agreement or similar arrangement;

•	engage in any solicitation of proxies or intentionally and deliberately advise, encourage or influence any person with respect to the voting of any securities of the Issuer; or

•
present to the Issuer or to any third party any proposal for a change of control of the Issuer, or seek representation on the Board, subject to exceptions that allow for private discussions between a Prohibited Person and the Issuer that would not be required to be disclosed under applicable federal securities laws.

The foregoing provisions will remain in effect until the earliest to occur of the (i) the date that is three years after the date of the Section 203 Agreement, (ii) the date that the Issuer announces a change of control or other extraordinary transaction, or (iii) the date that any person (other than a Prohibited Person) commences a tender offer to acquire at least a majority of the Common Stock.

The foregoing description of the Section 203 Agreement does not purport to be complete and is qualified in its entirety by reference to the Section 203 Agreement, a copy of which is attached as Exhibit F to this Schedule 13D.

In light of the Board’s pre-approval for purposes of Section 203 of the DGCL described above, and subject to the Section 203 Agreement, Chai Trust and the Chai Trust Funds expect to acquire additional shares of Common Stock in the open market, in privately negotiated transactions, through options or related derivatives or otherwise.

SCHEDULE 13D

Page 7 of 9 Pages

The Reporting Persons intend to continue to review this investment on a continuing basis.   Depending on various factors, including but not limited to the Board’s pre-approval and the terms of the Section 203 Agreement, each Reporting Person’s business, financial position, strategic direction and prospects, price levels of the Common Stock, conditions of the securities markets, and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, as amended. Subject to the foregoing factors, from time to time, each Reporting Person may directly or indirectly acquire, dispose of or continue to hold Common Stock (or any combination or derivative thereof), and may directly or indirectly engage in discussions with members of management, directors, and stockholders of the Issuer and other parties, concerning extraordinary corporate transactions (including but not limited to a merger, reorganization or liquidation) relating to the Issuer as well as concerning its business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents and agreements.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, no Reporting Person has any present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that each Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, Chai Trust may be deemed to beneficially own a total of 4,631,691 shares of Common Stock, representing approximately 14.02% of the outstanding Common Stock.  This amount includes:  (i) 447,567 shares of Common Stock held by Fund 05-07, which represent approximately 1.35% of the outstanding Common Stock; (ii) 332,327 shares of Common Stock held by Fund 08-10, which represent approximately 1.01% of the outstanding Common Stock; (iii) 908,742 shares of Common Stock held by Fund 11-13, which represent approximately 2.75% of the outstanding Common Stock; (iv) 1,849,806 shares of Common Stock held by Fund B, which represent approximately 5.60% of the outstanding Common Stock; and (v) 1,093,249 shares of Common Stock held by Fund C, which represent approximately 3.31% of the outstanding Common Stock.

The beneficial ownership percentage is based on a total of 33,038,866 Shares outstanding as of February 20, 2020, as reported by the Issuer on its annual report on Form 10-K for the fiscal year ended December 31, 2019.

(c) This Item 5(c) is not applicable.

(d) Each of Fund 05-07, Fund 08-10, Fund 11-13, Fund B and Fund C has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock owned by each of Fund 05-07, Fund 08-10, Fund 11-13, Fund B or Fund C, respectively.

(e) This Item 5(e) is not applicable.

SCHEDULE 13D

Page 8 of 9 Pages

Item 6	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 4 is incorporated by reference in its entirety into this Item 6.

Except as described herein and in Item 4 of the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of the Schedule 13D or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit F:	Section 203 Agreement, dated as of February 29, 2020 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on March 2, 2020).

SCHEDULE 13D

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHAI TRUST COMPANY, LLC

By:	/s/ Joseph Miron
Name: Joseph Miron
Title: Chief Legal Officer

EGI-FUND B, L.L.C.

By:	/s/ Joseph Miron
Name: Joseph Miron
Title: Vice President

March 2, 2020

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).